FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
the Securities Exchange Act of 1934

For the month of March, 2002, 2001

KeyWest Energy Corporation
(Translation of registrant's name into English)

#1200, 520 - 5 Avenue S.W., Calgary, Alberta T2P 3R7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KeyWest Energy Corporation
(Registrant)

By: [signature]

[Print] Name: Mary C. Blue
Title: Executive Vice-President

Date: May 9, 2002

KEYWEST ENERGY CORPORATION

1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone (403) **261-2766** • Fax (403) 234-9637
www.keywestenergy.com

For Immediate Release
Monday, March 11, 2002

Press Release
KeyWest Energy – Year 2001 Results

Calgary, Alberta: **KeyWest Energy Corporation** announces record financial and operating results for the year ended December 31, 2001.

Financial Highlights: Year ended December 31, 2001 compared to year ended 2000.

- Oil and gas revenue increased 48% to $45.2 million from $30.6 million.
- Cash flow increased 42% to $25.1 million ($0.53 per share) from $17.6 million ($0.37 per share).
- Earnings increased 30% to $9.0 million ($0.19 per share) from $6.9 million ($0.15 per share).

Operating Highlights

- Average production increased 63% to 4,290 boepd from 2,638 boepd in year 2000.
  - Oil production increased 96% to 2,922 bopd from 1,489 bopd.
  - Gas production increased 19% to 8.2 mmcf/d from 6.9 mmcf/d.
- KeyWest had attractive finding costs of $7.45 per boe for proven reserves and $6.78 per boe for established (proven plus 50% of probable) reserves versus $6.45 per boe for proven reserves and $6.09 per boe for established reserves last year.
- The Company drilled 45 gross wells (similar to last year) resulting in 18 oil wells, 14 gas wells and two service wells for a success rate of 76%.

KeyWest is a rapidly growing junior oil and gas company operating in western Canada. The Company's operational and financial momentum will continue into 2002 through a combination of drilling and acquisition activities. KeyWest is listed on the Toronto Stock Exchange under the symbol KWE.

Information contacts: Harold V. Pedersen, President or
Carrie McLauchlin, Vice-President, Finance
(403) 261-2766

Attached to and forming part of a Press Release dated March 11, 2002

(000's except per share numbers)	Year Ended Dec. 31st 2001	2000	Three Months Ended Dec. 31st 2001	2000
Production				
Oil - bopd	**2,922**	1,489	**3,225**	2,062
Gas - mcf/d	**8,206**	6,893	**9,320**	7,822
Total - boepd (6 mcf = 1 bbl)	**4,290**	2,638	**4,778**	3,366
Product prices				
Oil - $ per bbl	**$ 26.81**	$ 31.52	**$ 18.46**	$ 28.47
Gas - $ per mcf	**5.11**	5.37	**2.98**	8.90
Gross production revenue	**45,197**	30,641	**7,369**	11,803
Cash flow	**25,085**	17,631	**3,194**	6,248
per share (basic)	**0.53**	0.37	**0.07**	0.13
Earnings	**9,017**	6,957	**581**	2,719
per share (basic)	**0.19**	0.15	**0.01**	0.06
Capital expenditures				
exploration & development	**$ 36,044**	$ 26,451	**$ 8,830**	$ 10,081
acquisitions	**19,980**	4,274	**4,534**	-
Working capital deficiency	**(2,783)**	(4,751)	**(2,783)**	(4,751)
Long-term debt	**30,908**	-	**30,908**	-
Shareholders' equity	**50,995**	41,632	**50,995**	41,632
Average shares outstanding				
basic	**47,628**	47,423	**47,798**	48,340
fully diluted	**49,492**	48,604	**49,482**	49,998
Shares outstanding	**49,364**	48,161	**49,364**	48,161

KEYWEST ENERGY CORPORATION

1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone (403) 261-2766 • Fax (403) 234-9637
www.keywestenergy.com

Press Release

For Release Friday, March 1, 2002

KeyWest Energy – Year 2001 Operating Highlights

Calgary, Alberta: **KeyWest Energy Corporation** announces impressive production increases, reserves growth and finding costs for the year ended December 31, 2001.

KeyWest's year-end reserves were evaluated by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd., one of the leading reserve evaluators in Canada.

Year 2001 Operating Highlights:

- Average daily production increased 63% to 4,290 boepd (6 mcf = 1 bbl) which was 68% oil and 32% gas. (The Company's current daily production is 5,700 boepd which is weighted 70% to oil).
- Proven oil reserves grew 67% to 10.4 million barrels. Proven gas reserves increased 65% to 27 billion cubic feet.
- Proven plus probable oil reserves grew 72% over the year to 12.9 million barrels. Proven plus probable gas reserves increased 55% in the same period to 34 billion cubic feet. Eighty percent of the Company's reserves are in the proven category.
- Finding costs were $7.45 per boe for proven reserves and $6.78 per boe for established reserves (proven plus 50% of probable reserves). These costs are among the lowest in the oil and gas industry.
- The Company replaced 480% of 2001 production on a proven basis and 574% of production on a proven plus probable basis.
- KeyWest's reserve life index increased to 7.4 years for proven reserves and to 9.3 years for proven plus probable reserves.
- Net asset value per share based on established reserves increased 18% to $2.51 per share at a 10% present worth discount despite a sharp drop in both oil and gas prices from a year ago.
- KeyWest's undeveloped land holdings increased by 50% to 88,513 net acres.

KeyWest is a rapidly growing and profitable junior oil and gas company operating in western Canada. The Company is listed on the Toronto Stock Exchange under the symbol KWE.

(Supplementary Information to Press Release dated March 1, 2002)

1) Reserves - (As evaluated by Gilbert Laustsen Jung Associates Ltd.)

January 1, 2002	Oil	Gas	Boe	Present Worth ($millions)	
	(mbbls)	(mmcf)	(mboe)	10%	15%
Proven					
Producing	8,177	20,964	11,671	110.7	96.1
Non Producing	50	4,627	821	7.8	6.4
Undeveloped	2,163	1,393	2,395	20.6	16.9
Total Proven	10,390	26,984	14,887	139.1	119.4
Probable	2,525	7,023	3,696	(1) 11.4	(1) 8.6
Total Proven and Probable	12,915	34,007	18,583	$150.5	$128.0

(1) Probable values risked @ 50%

Price Assumptions	2002	2003	2004	2005	2006
Oil - $US/bbl	$20.00	$21.00	$21.00	$21.00	$21.25
Gas - $Cdn/mcf	$ 4.10	$ 4.45	$ 4.50	$ 4.50	$ 4.50

2) Land Value at December 31, 2001 - $6.93 million evaluated by Seaton-Jordan & Associates Ltd.

3) Debt at December 31, 2001 -

Long-term debt	$ 30.9 million
Working Capital Deficiency	$ 2.8 million
Total	$ 33.7 million (unaudited)

4) Capital Expenditures at December 31, 2001 -

- Exploration & development	$ 36.0 million
Acquisitions	$ 20.0 million
	$ 56.0 million (unaudited)

5) Shares Outstanding at December 31, 2001 – 49,364,381.

The Company expects to report 2001 year-end audited financials by March 15th.

Information Contacts: Harold V. Pedersen, President; Mary C. Blue, Executive Vice-President;
Carrie L. McLauchlin, Vice-President, Finance; (403) 261-2766

2001 ANNUAL REPORT

KEYWEST ENERGY CORPORATION

OPPORTUNITIES FOR GROWTH

Corporate Profile

KeyWest Energy Corporation is a rapidly growing junior oil and gas company based in Calgary and operating in Western Canada.

KeyWest's primary corporate objective is to generate profitable growth through a strategic combination of mergers, acquisitions and drilling opportunities.

The Company's operating strategy is to acquire quality oil and gas properties with upside potential and to generate low to medium risk exploration projects. KeyWest operates its major properties and strives to maintain large working interests in its focus areas.

KeyWest has built a reserve base of 12.9 million barrels of oil and 34 billion cubic feet of gas for a total of 18.6 million barrels of oil equivalent. Production volumes reached 5,500 boe per day by year-end and were weighted 70% to oil.

KeyWest's shares are listed on the Toronto Stock Exchange under the symbol "KWE". At December 31, 2001 KeyWest had 49.4 million common shares outstanding.

Annual Meeting

KeyWest invites its shareholders and other interested parties to attend the Company's Annual Meeting on Tuesday, May 28th at 3:00 p.m. in the McMurray Room of the Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta.

TSE Listed: KWE

Contents

Abbreviations

bbls	barrels
mbbls	thousand barrels
mmbbls	million barrels
bbls/d	barrels per day
bopd	barrels of oil per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
ngls	natural gas liquids
boe	barrels of oil equivalent
boepd	barrels of oil equivalent per day

(natural gas is equated to oil in this report on the basis of 6 mcf gas = 1 barrel of oil)

Production
(boe per day)


4,290
2,638
837
99
00
01

Cash Flow
($000's)


25,085
17,631
3,692
99
00
01

Highlights

Years Ended December 31	2001	2000
Operating		
Production		
Oil – bopd	2,922	1,489
Gas – mcf/d	8,206	6,893
Total – boepd (6 mcf = 1 bbl)	4,290	2,638
Product Prices		
Oil – $/bbl	$ 26.81	$ 31.52
Gas – $/mcf	$ 5.11	$ 5.37
Reserves		
Oil – mbbls	12,915	7,510
Gas – mmcf	34,007	21,877
Total – mboe	18,583	11,156
Present value, discounted @ 10% ($000's)	$ 150,500	$ 102,800
Drilling Activity		
Oil wells	18	27
Gas wells	14	4
Service wells	2	4
Dry	11	10
Total wells	45	45
Net wells	38	42
Undeveloped Lands		
Net acres	88,513	58,938
Financial (000's except per share numbers)		
Gross production revenue	$ 45,197	$ 30,641
Cash flow from operations	$ 25,085	$ 17,631
per share (basic)	$ 0.53	$ 0.37
Earnings	$ 9,017	$ 6,957
per share (basic)	$ 0.19	$ 0.15
Common shares outstanding	49,364	48,161
Weighted average	47,628	47,423
Capital expenditures		
Exploration & development	$ 36,044	$ 26,451
Acquisitions	$ 19,980	$ 4,274
Working capital deficiency	$ 2,783	$ 4,751
Long-term debt	$ 30,908	$ –
Shareholders' equity	$ 50,995	$ 41,632

President's Letter



Harold V. Pedersen
President

We are pleased to present KeyWest Energy Corporation's annual report for the year ended December 31, 2001.

KeyWest has now been fully operational for three years and has developed into a rapidly growing and profitable junior oil and gas company with year-end production reaching 5,500 barrels of oil equivalent per day (boepd) which is weighted 70% to oil.

Year 2001 was a roller coaster ride. Very high oil and gas prices early in the year were followed by an economic slowdown during the summer months resulting in falling demand and lower oil and gas prices in the fall. The terrorist attacks of September 11th pushed already fragile economies into recession and by the end of the fourth quarter gas prices were down two-thirds and oil prices were off by a third from levels a year earlier. Despite it all your Company has continued to make impressive gains and this difficult period has only strengthened our resolve to move forward and work towards building a profitable new intermediate level oil and gas company.

During fiscal 2001 we positioned the Company for increased acquisition and exploitation activity by strengthening our engineering and production department. The Company is also poised for an active exploration program. We've increased the strength of our exploration team with new members and we're expanding our areas of concentration to include some exciting new prospects in central Alberta.

We expect 2002 to be a year of unique building opportunity with an abundance of new acquisition and merger opportunities precipitated by the record consolidation in our industry and recent lower oil and gas prices. Financially strong companies like KeyWest are in an exciting position to capitalize on the new operating environment.

2001 In Review

- ☐ Average production increased 63% to 4,290 boepd from 2,638 boepd in 2000.
  - Oil production increased 96% to 2,922 bopd.
  - Gas production increased 19% to 8.2 mmcf/d.
- ☐ Cash flow increased 42% to $25.1 million ($0.53 per share).
- ☐ Earnings increased 30% to $9.0 million ($0.19 per share).
- ☐ The Company drilled 45 wells resulting in 18 oil wells, 14 gas wells and two service wells for a success rate of 76%.
- ☐ Proven oil reserves grew 67% to 10.4 million barrels, and proven gas reserves increased 65% to 27 billion cubic feet.
- ☐ Proven plus probable oil reserves grew 72% over the year to 12.9 million barrels. Proven plus probable gas reserves increased 55% in the same period to 34 billion cubic feet.
- ☐ Finding costs of $7.45 per boe for proven reserves and $6.78 per boe for established reserves (proven plus 50% of probable) were among the lowest in the industry.
- ☐ Net asset value per share increased 18% to $2.51 from $2.13 at a 10% discount.
- ☐ The Company replaced 480% of 2001 production on a proven reserves basis and 574% of production on a proven plus probable basis.
- ☐ KeyWest completed a $4.5 million private placement of shares at $2.00 per share. The shares receive Canadian "flow-through" tax benefits for the 2001 taxation year.
- ☐ KeyWest bought back 1,579,900 shares at a total cost of $2.8 million ($1.74 per share).

Outlook for 2002

Financial

KeyWest's cash flow in 2002 is expected to be in the range of $30 million to $35 million, depending primarily on the pricing forecasts used. The Company's preliminary capital budget for fiscal 2002 is $36 million. Fifty percent of the budget, or $18 million, has been allocated to drill 45 wells of which 55% will be exploratory. Land and seismic expenditures are estimated at $7 million, and facilities and pipeline costs are estimated at $6 million. The Company has budgeted only $5 million for acquisitions as individual purchases are evaluated on a stand-alone basis and are subject to financing. Thus, depending upon the opportunities available, acquisitions could be significantly higher than currently budgeted. KeyWest's budget will be financed from cash flow and unused credit lines.

Business Environment

The current environment presents excellent opportunities for growth in financially strong companies like KeyWest. As a result of falling oil and gas prices in the fourth quarter of 2001 and the early months of 2002, drilling rates and land costs are down by a third. The Company has taken advantage of the slowdown to increase its undeveloped land inventory and to develop new exploration projects.

We believe the acquisition and merger market will present an abundance of opportunities in the coming year. The consolidation activity over the past two years is now resulting in the appearance of many packages of non-core assets on the market.

We expect to see continued volatility for both oil and gas prices in the short term. Gas prices have recently started to firm up despite high storage levels left over from the mild winter demand. We anticipate gas prices will continue to strengthen with the improving North American economies. The storage surpluses will be offset by declining production as a result of lower drilling activity in late 2001 and early 2002. Oil prices have also improved since year-end, reflecting the continuing ability of OPEC members to manage their production rates. Prices will likely remain volatile this year depending upon Middle East politics, the continuing war on terrorism and the timing of global economic recoveries. In the meantime KeyWest is hedging a portion of its production under short-term costless collars to secure its cash flow and capital spending budgets.

People

The growth we have achieved over the past year is due in large part to the dedication and initiative of our employees. We are grateful to them for their exceptional efforts and to our Board of Directors for their enthusiasm and counsel. We also thank our shareholders for their ongoing support and trust in our stewardship.

On behalf of the Board of Directors,

Harold V. Pedersen
President
March 15, 2002

Operations Review

KeyWest's operating strategy is to acquire quality oil and gas properties with exploitation potential and to generate low to medium risk exploration projects in focus areas. KeyWest operates its main properties and strives to maintain large interests. The Company generates its exploration program internally and is opportunity driven, pursuing both oil and gas projects. Gas projects are being emphasized because of the reduced cost structure resulting from current lower prices for gas.



Mary C. Blue
Executive
Vice-President



Bashaw
New Gas Areas
Carbon
Merid
Calgary
Bassano
Chin Coulee



BASHAW, Central Alberta
R24
R23
R22 W4M
Leduc Reefs
Bashaw Nisku D-2C Oil Unit
Leduc D3-A Oil Unit
T42
T41
KeyWest Land
KeyWest Unit Lands
Location
Oil Well
Oil Pool
Injector Well
Suspended Well


CARBON, Central Alberta
R25
R24
R23
R22
R21 W4M
T30
T29
Viking Gas
Belly River Anomaly
Belly River Gas
Nisku Oil
Cretaceous Gas & Oil
KeyWest Land
Location
Injector
Oil Well
Gas Well
Oil Pool
Gas Pool
Gas Plant

Prospect Review

Bashaw, Central Alberta

Bashaw is a light oil property located 110 miles northeast of Calgary that was acquired in May 2001. Production of approximately 280 boepd (80% oil) was included in the $9 million purchase price. The Company's interests in the lands vary from 25 to 51 to 100%. Since purchasing the property, KeyWest has doubled production on its wholly-owned lands; however the major upside on the non-operated Leduc D3-A Oil unit has yet to be exploited pending further reservoir evaluation work by the new operator. Current production is 400 boepd (85% oil) which will increase later this year.

KeyWest has identified the potential for additional recompletions, new drilling and a waterflood project on this property, all of which offer considerable upside.

Carbon

Carbon is an oil and gas property located 35 miles northeast of Calgary. This property was acquired in mid 1999 for $10.1 million and was producing 727 boepd at the time of purchase. KeyWest's current production is 1,250 boepd which is 60% gas.

KeyWest operates this property with an average 87% interest in the producing wells. In addition the Company owns an 84% interest in 8,210 undeveloped acres. Carbon produces light gravity oil from two Nisku oil pools at a depth of 6,200 feet. The productive gas zones are encountered at various depths in the Cretaceous and Mississippian formations between 1,200 and 4,600 feet.

The Company expects further production increases from its waterflood program on the property's eastern oil pool, and it will also be carrying out some shallow gas exploration



Bruce M. Beynon
Vice-President
Exploration


BASSANO, Southern Alberta
R20
R19 W4M
Mannville Oil Pools
T20
KeyWest Land
Location
Oil Well
Oil Pool

on the west side of the project area where some 3,200 acres of prospective gas acreage have been acquired.

The eastern pool waterflood program is working successfully. Water is being injected and is repressurizing the reservoir. One new well has been drilled which is producing 90 bopd and it is anticipated that one or two more wells can be drilled later this year. As the reservoir repressurizes, significant volume and reserves increases are expected to follow.

Bassano, Southern Alberta

Bassano is a light oil project located 90 miles southeast of Calgary and is KeyWest's newest property. The Company acquired 500 bopd in December 2001 at a cost of approximately $5 million. Since then the Company has carried out eight workovers and six recompletions which have increased production to over 1,000 bopd.

This property produces Glauconite oil at a depth of 5,200 feet. KeyWest owns an average 94% interest in three separate pools and some 3,310 undeveloped acres in the project.

Further value will be added to the property in four phases commencing with additional workovers and recompletions. This will be followed by an initial drilling program as the second phase. The third phase will involve enhancing the existing waterflood project and the fourth phase will involve additional drilling.

Chin Coulee

Chin Coulee is KeyWest's largest oil property and has been the Company's most active area over the past two and a half years. This medium gravity oil prospect is located 120 miles southeast of Calgary and about 45 miles north of the Montana border.


CHIN COULEE, Southern Alberta
R15
R14 W4M
Sawtooth
Oil Pools
T8
T7
KeyWest Land
Location
Injector Well
Oil Well
Oil Pool

The property produces oil from the Sawtooth formation at a depth of 3,200 feet. When Chin Coulee was purchased in September 1999 it was producing 400 bopd. Production now exceeds 2,200 bopd. Since acquiring Chin Coulee, KeyWest has drilled 37 successful oil wells, seven water injector wells and six dry holes. The property still offers considerable upside with at least 15 additional wells yet to be drilled.

Chin Coulee's central production facilities were expanded this past year to handle significantly more fluid with the produced water being recycled back into the reservoir. Approximately $6 million was spent on production facilities and flowline construction over the past year.

This has become KeyWest's most significant project and one of the largest Sawtooth oil pools in southern Alberta.

Gas Exploration, Eastern Alberta

KeyWest's exploration group has a new gas exploration program underway in eastern Alberta, about 150 miles east of Calgary. To date the Company has accumulated an average 89% interest in 35,850 undeveloped acres of land over six prospect areas. In addition more than 575 miles of seismic have been shot or purchased.

The Company has now drilled six successful gas wells, four of which are onstream and collectively producing in the range of 550 boepd. This is an area of multiple gas targets in the Cretaceous at depths of 3,000 to 3,400 feet.

An attractive feature of the area is the established infrastructure and unused plant capacity nearby. KeyWest is currently evaluating the production performance of its initial wells and has identified several more locations to drill.



Thom Vysohlid
Land Manager

Land

During the past year KeyWest was an active participant at Crown land sales. The Company focused on consolidating its acreage position in existing core areas and on acquiring prospective trend acreage in its new gas exploration area. As a result KeyWest's undeveloped land inventory jumped by 50% to 88,513 net acres (as compared to 58,938 net acres in 2000). The Company now holds an average 76% interest in 116,969 gross undeveloped acres.

KeyWest's lands were valued at $6.93 million by the independent land consulting firm of Seaton-Jordan Associates Ltd. in their year-end report. This is up from the $4.48 million attributed to KeyWest's lands in Seaton Jordan's report of a year ago.

KeyWest will continue to aggressively build its undeveloped land inventory in 2002 as the Company's exploration team develops new prospect areas.

Undeveloped Land

	2001		2000	
Acres	Gross	Net	Gross	Net
Alberta	82,816	69,159	45,361	35,844
British Columbia	2,810	937	2,810	937
Saskatchewan	31,343	18,417	32,275	22,157
Total	116,969	88,513	80,446	58,938
Value of net acres ($millions)		$ 6.93		$ 4.48
Average working interest		76%		73%

Drilling



Darwyn Miles
Southern
Engineering
Manager

KeyWest drilled 45 wells during 2001 with an average interest of 84%. The Company's oil drilling activity focused on the Chin Coulee project with encouraging results. Eleven successful oil wells were drilled at Chin Coulee along with two water injector wells. Five oil wells were drilled at Merid and two were drilled at Carbon.

Six of the successful gas wells were drilled in the Eastern Alberta gas project, three were drilled at Enchant, two at Merid and three on minor properties.

Wells Drilled

	2001		2000	
Years Ended December 31	Gross	Net	Gross	Net
Oil	18	14.85	27	24.5
Gas	14	11.15	4	4.0
Service	2	2.00	4	4.0
Dry	11	10.00	10	9.6
Total	45	38.00	45	42.1
Exploratory	25	19.00	15	14.3
Development	20	19.00	30	27.8
Total	45	38.00	45	42.1
Average Working Interest		84.4%		94.0%



Steve Sugianto
Vice-President
Engineering & Corporate
Development

Daily Oil Production
(bbls)



376
1,489
2,922
99
00
01

Daily Gas Production
(mcf)



2,763
6,893
8,206
99
00
01

Production

KeyWest's oil production rose 96% to 2,922 bbls per day compared to 1,489 bbls per day in year 2000. The production increase was mainly due to successful development drilling programs at Chin Coulee, Carbon and Merid. In addition, the Company acquired new oil properties at Bashaw and Bassano.

Natural gas production increased 19% to 8.2 mmcf per day from 6.9 mmcf per day in the previous year. This increase was primarily achieved by adding new gas in the eastern Alberta gas exploration area.

On a barrel equivalent basis (6 mcf = 1 bbl) the Company's 2001 production volumes averaged 4,290 bbls per day, up 63% from 2,638 bbls per day last year. Production volumes in 2001 were weighted 68% to oil and 32% to gas versus 56% oil and 44% gas in the prior year.

KeyWest operates 94% of its oil production and 88% of its gas production.

During the year the Company spent $10.2 million on production facilities and flowlines. Approximately 60% or $6.1 million was spent at Chin Coulee, 19% or $1.9 million was spent at Carbon and 11% was spent on new gas projects. At Chin Coulee the central battery was expanded to handle more fluid and at Carbon the water handling facilities were increased to facilitate a new waterflood program including a water line and injection system.

Major Properties – Production

The following table sets out the Company's net average daily volumes, before royalties, attributable to its major producing properties.

Oil

	2001		2000	
Property	bbls/d	% of Total	bbls/d	% of Total
Chin Coulee, AB	2,041	70%	1,146	77%
Carbon, AB	510	17%	264	18%
Merid, SK	191	7%	51	3%
Bashaw, AB	144	5%	–	–
Bassano, AB	36	1%	–	–
Other	–	–	28	2%
Total	2,922	100%	1,489	100%

Natural Gas

	2001		2000	
Property	mcf/d	% of Total	mcf/d	% of Total
Carbon, AB	4,638	56%	5,169	75%
Merid, SK	1,867	23%	1,517	22%
Eastern Area, AB	671	8%	–	–
Enchant, AB	497	6%	–	–
Bashaw, AB	243	3%	–	–
Other	290	4%	207	3%
Total	8,206	100%	6,893	100%

Reserves

KeyWest's reserves were evaluated by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd., one of the leading reserve evaluation firms in Canada.

Proven oil reserves increased 67% in 2001 to 10.4 million barrels from 6.2 million barrels in 2000. Proven and probable oil reserves were up 72% to 12.9 million barrels from 7.5 million barrels in the previous year.

Proven gas reserves were up 65% in 2001 to 27 billion cubic feet from 16.4 billion cubic feet a year earlier. Proven and probable gas reserves increased 55% to 34 billion cubic feet from 21.9 billion cubic feet in 2000.

The Company's drilling program resulted in 59% of the proven reserves increase while 41% came through acquisitions. Oil reserves were mainly added at Bashaw, Bassano and Chin Coulee, and the gas reserves were added at Carbon, Bashaw, Bassano and the Eastern Gas area.

On a proven boe reserve basis, the Company replaced 480% of 2001 production. On a proven plus probable basis, KeyWest replaced 574% of 2001 production.

Oil and Gas Reserves

	Gross Reserves				
December 31, 2001	Oil & NGLs mbbls	Gas mmcf	Boe[1] mboe	Present Worth ($000's)[2] Discounted at the Rate of 10%	15%
Proven Reserves					
Producing	8,177	20,964	11,671	110.7	96.1
Non-Producing	50	4,627	821	7.8	6.4
Undeveloped	2,163	1,393	2,395	20.6	16.9
Total Proven	10,390	26,984	14,887	139.1	119.4
Probable Reserves	2,525	7,023	3,696	11.4[2]	8.6[2]
Total Proven Plus Probable	12,915	34,007	18,583	150.5	128.0

1 Gas is converted to oil at 6 mcf to 1 bbl.

2 Values shown are calculated on a before tax basis and include the Alberta Royalty Tax Credit (ARTC). The present value of the probable reserves is risked at 50%. Gross reserves are the Company's reserves before the deduction of any royalties.

The pricing forecasts used in Gilbert Laustsen's engineering evaluation are as follows:

	Crude Oil US $/bbl	Natural Gas Cdn. $/mmbtu
2002	$20.00	$4.10
2003	$21.00	$4.45
2004	$21.00	$4.50
2005	$21.00	$4.50
2006	$21.25	$4.50
	+ 1.5%/yr.	+0.87%/yr. next 6 yrs.
		+1.5%/yr. thereafter

Crude oil price is WTI at Cushing, Oklahoma. Natural gas is the average spot price at Alberta Plant Gate.

Oil Reserves
(mbbls)



12,915
7,510
3,790
99
00
01

Gas Reserves
(mmcf)



34,007
21,877
18,060
99
00
01

Reconciliation of Reserves

The following table provides a summary of the changes in KeyWest's gross reserves[1] during the past year:

	Oil & NGLs (mbbls)			Natural Gas (mmcf)		
Reserves	Proven	Probable	Total	Proven	Probable	Total
As at December 31, 2000	6,208	1,302	7,510	16,371	5,506	21,877
Drilling	1,631	581	2,212	7,400	1,200	8,600
Acquisitions	2,265	1,057	3,322	4,900	3,200	8,100
Revisions	1,352	(415)	937	1,308	(2,883)	(1,575)
Total Additions	5,248	1,223	6,471	13,608	1,517	15,125
Production	(1,066)	–	(1,066)	(2,995)	–	(2,995)
Dispositions	–	–	–	–	–	–
As at December 31, 2001	10,390	2,525	12,915	26,984	7,023	34,007

1 Gross reserves are the Company's reserves before the deduction of any royalties.

Reserve Life Index

KeyWest's reserve life index, comparing total reserves and production for the 2001 and 2000 fiscal year-ends, is as follows:

	2001		2000	
Years	Proven	Total Reserves	Proven	Total Reserves
Oil	7.3	9.1	7.6	9.2
Gas	7.7	9.7	5.9	7.9
Combined	7.4	9.3	7.0	8.7

Net Asset Value

KeyWest's net asset value has steadily increased since start-up. The Company's year-end 1998 net asset value which was comprised of cash only, amounted to $0.63 per share. By year-end 1999, KeyWest had become an operational oil and gas company and its net asset value (discounted at 10%) had risen to $1.13 per share despite a large increase in the number of shares outstanding. At year-end 2000 the net asset value had further increased to $2.13 per share. By the end of 2001 the net asset value grew to $2.51 per share despite prices which were lower than in the previous year.

The following table shows year-end net asset values at different discount rates:

	2001 Present Worth Discount		2000 Present Worth Discount	
Reserve Value ($000's)	10%	15%	10%	15%
Proven plus 50% of probable reserves	$150,504	$128,046	$ 102,750	$ 89,150
Add: Land value	6,934	6,934	4,480	4,480
Deduct: Total debt	(33,691)	(33,691)	(4,751)	(4,751)
Net asset value	123,747	101,288	102,479	88,879
Net asset value per share	$ 2.51	$ 2.05	$ 2.13	$ 1.85

Finding and Development Costs

KeyWest's finding and development costs are among the lowest in the industry and reflect the efficiency and value added by the Company's capital spending. These calculations include all capital costs incurred during the year by the Company.

		2001		2000
Total Capital Expenditures ($million)	$	56.0	$	30.7
Proven reserves (mboe)		7,517		4,756
F & D Cost ($/boe)	$	7.45	$	6.45
Proven plus 50% of probable reserves (mboe)		8,255		5,038
F & D Cost ($/boe)	$	6.78	$	6.09

Recycle Ratio

The recycle ratio is a measure of a Company's finding and operating efficiency. This ratio reflects the cash flow contribution of a barrel of oil equivalent relative to the cost to find and develop that boe. KeyWest's recycle ratio of 2.15 is lower than last year because of lower prices, however it still compares very favorably with industry ratios.

	Cash flow/boe	÷	Finding Cost	=	Recycle Ratio
2001	$16.02/boe	÷	$7.45	=	2.15
2000	$ 18.31/boe	÷	$6.45	=	2.84



Ruth A. DeGama
Manager
Production
Services

Marketing

Oil

KeyWest received an average of $26.81 Cdn. per barrel for its oil in 2001, down 15% from $31.52 per barrel in 2000. KeyWest's oil production in 2001 averaged 2,922 barrels per day. KeyWest's production was a mix of 2,041 barrels per day of medium gravity oil (24° API) from Chin Coulee, 602 barrels per day of light gravity oil (32°-40° API) from Carbon, Bashaw and Bassano, 190 barrels per day of heavy oil from Merid (15° API), and 89 barrels per day of natural gas liquids from Carbon and Bashaw. Medium gravity oil accounted for 70% of production, light oil 21%, heavy oil 7% and ngls 2%.

Subsequent to year-end the Company's percentage of light oil has doubled to 40% as a result of the Bassano light oil purchase (which was only included for one month in the 2001 numbers). During 2001 KeyWest continued to market its crude oil and ngls under 30 day evergreen contracts. The main purchasers were PanCanadian, Nexen and Exxon-Mobil.

Typically, medium and heavy oils are priced at a discount to light oils. To mitigate the impact of seasonal swings, KeyWest put in two hedges, each of which fixed the heavy oil discount or "differential" on 500 bopd for 2001. The first of these was implemented in late 2000 and fixed the 2001 differential at $8.25 US per barrel, the second was put in during the summer of 2001 at $10.45 US per barrel. The Company subsequently closed out both hedges in late summer of 2001 with a slight loss.

Differentials widened substantially after the September 11th terrorist attacks and were exacerbated by the shut-down due to a fire of a CITGO refinery, which is a major buyer of Canadian heavy crudes. More recently the differentials have started to narrow and KeyWest put in two differential hedges in January and February of 2002 to take advantage of the improvement. Each covers 500 bopd for the period of February to June, one at $5.85 US per barrel and the other at $5.35 US per barrel.

The Company has covered about 50% of its oil production from February to July under costless collars with a floor price of $21.00 US per barrel and a ceiling of approximately $23.00 US per barrel. These were put in place to help secure the Company's cash flow and maintain the capital budget for the first half of 2002.

Oil prices are currently above $24.00 US per barrel as the OPEC member states continue to manage their production rates and Middle East tensions remain high. We anticipate prices will be volatile this year depending upon OPEC compliance, Middle East politics and the timing of global economic recoveries.

Natural Gas

KeyWest's 2001 natural gas price averaged $5.11 Cdn. per mcf compared to $5.37 Cdn. per mcf in year 2000. The Company's average natural gas production was 8.2 mmcf per day. During 2001 KeyWest sold virtually all of its gas on the spot market. The main purchasers were PanCanadian, Promark and Nexen.

KeyWest is in the second year of a five-year transportation contract with ATCO for 2.2 mmcf per day declining to 0.95 mmcf per day in the fifth year. Approximately 25% of KeyWest's gas is moved under firm transportation owned by the Company. Since there is considerable transportation space available in southern Alberta the Company does not plan to increase its transportation commitment in this region.

KeyWest had a financial hedge in place for 5.7 mmcf per day at $13.50 Cdn. per mcf for February and March, 2001. The contract netted the Company $1.4 million.

Given the sharp drop off in natural gas prices over the past six months KeyWest put a series of costless collars in place to cover 60% of its natural gas over the winter period December to March 31, 2002. The floor price is $3.25 per mcf and the ceiling price is approximately $4.00 per mcf. Gas prices have improved since year-end with the strengthening North American economies.

Environmental and Safety Program

KeyWest is committed to protecting the health and safety of our employees and the public, as well as preserving the quality of the environment. The Company has formal safety and environmental procedures in place to ensure the safe operation of our wells, surface facilities, gas plants and pipelines.

Environmental and safety legislation in Western Canada has undergone major revisions in recent years resulting in more stringent environmental and safety standards and compliance levels. The Company is committed to operating in a manner that meets or exceeds the required standards and compliance guidelines.

KeyWest commissioned independent consultants to conduct detailed safety and environmental audits of each of its core areas, and overall the Company's properties received a clean bill of health. Area-specific Emergency Response Plans (ERP) have been prepared for all of KeyWest's established operating areas and an ERP for the Company's recently-purchased Bassano area is in progress. In addition we have conducted simulation drills, both at the field level and in-house, to ensure preparedness in the event of an emergency. KeyWest's environmental and safety procedures are monitored and updated on an ongoing basis.

Management's Discussion and Analysis

The following discussion and analysis of financial results should be read in conjunction with the financial statements for the year ended December 31, 2001 and is based on information available as at March 15, 2002. Information provided herein for fiscal 2002 is based on assumptions regarding future events and may be subject to change.

Oil and Gas Revenue
($000's)



45,197
30,641
6,783
99
00
01

Overview

KeyWest achieved strong financial results in 2001 with higher production volumes more than offsetting lower product prices. Production growth in 2001 was the result of both successful drilling activities and property acquisitions, whereas the Company's growth in 2000 was mainly attributable to drilling.

Cash Flow and Earnings Summary

$000's (except per share numbers)	2001	2000
Cash flow from operations	$ 25,085	$ 17,631
Cash flow per share (basic)	$ 0.53	$ 0.37
Earnings	$ 9,017	$ 6,957
Earnings per share (basic)	$ 0.19	$ 0.15

Oil and Gas Revenue

As a result of the Company's successful drilling and acquisition program, gross production revenue increased 48% to $45.2 million from $30.6 million in 2000. Included in this amount is a net $1.3 million hedging gain earned mainly in the first quarter. The revenue contributions were 63% oil and 37% gas, compared to 56% oil and 44% gas in the prior year.

Earnings
($000's)



9,017
6,957
1,898
99
00
01

KeyWest's average oil price was down 15% to $26.81 per bbl versus $31.52 per bbl for 2000, while gas was 5% lower at $5.11 per mcf compared to $5.37 per mcf in 2000.

The oil netback decreased 17% to $17.27 from $20.86 per bbl in 2000, reflecting lower prices and slightly higher operating costs. The gas netback increased 7% to $3.57 per mcf as compared to $3.33 in 2000 due to the first quarter hedging gains.

KeyWest's growth trend continues with a projected 31% increase in 2002 production revenues to approximately $59 million. This forecast is based upon 2002 production volumes increasing to 6,065 boepd and assumes a West Texas Intermediate oil price of $22.50 US per bbl and a gas price of $3.75 Cdn. per mcf.



Carrie McLauchlin
Vice-President
Finance & Chief
Financial Officer

Oil and Gas Analysis

($000's)

The tables below comprise a summary of comparative operations (including netbacks) on a boe basis for 2001 and 2000 together with a breakdown of netbacks by product for 2001.

	2001		2000		% Change	
Production	4,290 boepd		2,638 boepd		63%	
	(000's)	($/boe)	(000's)	($/boe)	(total)	(per boe)
Field Netback:						
Oil and gas production revenue	$43,901	$ 28.04	$30,641	$ 31.82	43	(12)
Hedging gains	1,296	0.83	–	–	100	100
Gross revenue	45,197	28.87	30,641	31.82	48	(9)
Royalties	(8,560)	(5.47)	(7,051)	(7.32)	21	(25)
Operating expenses	(7,532)	(4.81)	(3,876)	(4.03)	94	19
FIELD NETBACK	29,105	18.59	19,714	20.47	48	(9)
General and administrative	(2,678)	(1.71)	(2,014)	(2.09)	33	(18)
Interest income	–	–	153	0.16	(100)	(100)
Interest expense	(942)	(0.60)	(25)	(0.03)	3,668	1,900
Current taxes	(400)	(0.26)	(197)	(0.20)	103	(30)
CASH FLOW NETBACK	25,085	16.02	17,631	18.31	42	(13)
Depletion and depreciation	(10,457)	(6.68)	(5,737)	(5.96)	82	12
Site restoration	(658)	(0.42)	(318)	(0.33)	107	27
Future income taxes	(4,953)	(3.16)	(4,619)	(4.80)	7	(34)
NET INCOME	$ 9,017	$ 5.76	$ 6,957	$ 7.22	30	(20)

Netback by Product

	Oil		Natural Gas		2001 Total	
2001 Production	2,922 bopd		8,206 mcf/d		4,290 boepd	
	(000's)	($/bbl)	(000's)	($/mcf)	(000's)	($/boe)
Field netback:						
Production revenue	$28,587	$ 26.81	$15,314	$ 5.11	$43,901	$ 28.04
Hedging gain (loss)	(75)	(0.07)	1,371	0.46	1,296	0.83
Total revenue	28,512	26.74	16,685	5.57	45,197	28.87
Royalties	(5,317)	(4.99)	(3,243)	(1.08)	(8,560)	(5.47)
Operating expenses	(4,778)	(4.48)	(2,754)	(0.92)	(7,532)	(4.81)
FIELD NETBACK	$18,417	$ 17.27	$10,688	$ 3.57	$29,105	$ 18.59

Royalties

Oil and gas royalties were $8.6 million as compared to $7.1 million in 2000. Royalties decreased from 21% of revenue in 2000 to 19% in 2001. Part of the decrease is the result of lower prices in 2001. In addition, 2000 royalties were unusually high relative to revenues because the Company's Crown gas royalties were assessed at an average Alberta reference price of $3.90 per mcf (notwithstanding that a portion of the Company's gas was actually contracted at $2.95 per mcf).

Operating Expenses

Operating expenses increased to $7.5 million in the past year as compared to $3.9 million in 2000. On a boe basis, operating costs increased 19% to $4.81 as compared to $4.03 in 2000. The increase reflects higher power costs in the first quarter of 2001 and the acquisition of properties with higher initial operating costs.

Operating costs are expected to decrease in 2002 to $4.70 per boe as power costs have normalized and KeyWest is implementing efficiency measures on its newly-acquired properties.

General and Administrative Expenses

Net general and administrative expenses increased to $2.7 million as compared to $2.0 million in 2000. On a barrel equivalent basis however, general and administrative expenses decreased 18% to $1.71 per boe from $2.09 per boe because of higher production volumes which resulted in lower unit costs. Overhead recoveries on operated properties increased 44% from last year due to the increased capital activity undertaken in fiscal 2001.
The following table summarizes general and administrative expenses:

$000's	2001	2000
Gross expense	$ 3,218	$ 2,389
Overhead recoveries	(540)	(375)
Net expense	$ 2,678	$ 2,014

Interest Expense

Interest expense increased to $942,000 from $25,000 in 2000 due to the increase in borrowings on the credit facility. The prior year interest was minimal as the Company had only minor overdraft positions in the fourth quarter of 2000. KeyWest's effective interest rate on an average bank debt of $17 million was 5.5%. In 2002, further bank debt increases will result in higher interest expenses.

Depletion and Depreciation

The Company's depletion and depreciation expense increased to $10.5 million from $5.7 million; however on a boe basis it only increased 12% to $6.68 from $5.96 in 2000. The increase in depletion is the result of increased finding and development costs.

Site Restoration

The current year provision for site restoration of $658,000 ($0.42 per boe) increased from $318,000 ($0.33 per boe) in 2000 due to the increase in the number of wells and higher well abandonment estimates. The following table summarizes the site restoration provision reported on the Company's year-end balance sheets:

	2001	2000
Opening provision	$ 443,488	$ 77,600
Provision for the year	657,899	317,801
Provision acquired – corporate acquisition	-	48,087
Actual costs incurred	(111,229)	–
Closing provision	$ 990,158	$ 443,488

Income Taxes

Current taxes for 2001 and 2000 are related exclusively to the federal Large Corporations Tax and the Saskatchewan Resource Surcharge. The increase to $400,000 from $196,938 last year is due to the increase in the size of the Company's capital base and the increase in revenues from Saskatchewan properties.

The total tax provision as a percentage of pre-tax earnings was 37% compared to 41% last year. The decrease reflects the benefit of the Alberta provincial income tax rate reduction. In addition, the Company's resource allowance benefit increased this year due to increased production on freehold lands.

The following table summarizes the approximate tax pools at December 31, 2001:

	Annual Deduction Rate	$000's
Canadian oil and gas property expense	10%	$ 32,980
Canadian development expense	30%	12,010
Canadian exploration expense	100%	7,425
Undepreciated capital cost	25%	29,775
Share issue costs	20%	580
Non-capital losses	100%	8,620
		$ 91,390

Based on forecasted cash flow and capital spending, KeyWest does not expect to be cash taxable for at least another year and a half.

Cash Flow from Operations and Earnings

Cash flow from operations was $25.1 million which is a 42% increase over $17.6 million achieved in 2000. Higher production volumes more than offset lower prices. Cash flow per share increased 43% to $0.53 per share in 2001. On a netback basis, cash flow decreased by 13% to $16.02 per boe versus $18.31 per boe one year ago because of lower prices.

The increase in cash flow and the reduction in tax rates resulted in a 30% improvement in earnings to $9.0 million as compared to $6.9 million in 2000.

KeyWest projects 2002 cash flow of approximately $30 million ($0.60 per share) and earnings of $8.6 million ($0.17 per share). The increase in cash flow is due to the 41% increase in production for 2002.

KeyWest's cash flow and earnings sensitivities in 2001 to pricing and foreign exchange are estimated as follows:

	Cash Flow		Earnings	
	000's	Per share	000's	Per share
Product prices change by:				
Oil – $1.00 US/bbl	$ 1,465	$ 0.03	$ 893	$ 0.02
Gas – 10¢ Cdn./mcf	$ 233	$ 0.00	$ 142	$ 0.00
$US/$Cdn. exchange rate changes by 1¢	$ 430	$ 0.01	$ 264	$ 0.01

Capital Expenditures

Capital expenditures totaled $56.0 million in 2001, up 65% from $30.7 million in 2000. The Company's drilling and equipping expenditures are comparable to the prior year as the Company drilled a similar number of wells. Land and seismic costs increased over the prior year due to the increased activity of the exploration team. An increase in facility and flowline costs of $5.1 million was due to the facility expansions at Chin Coulee and Carbon. In addition, the Company completed three major property acquisitions this year as compared to one corporate acquisition in the prior year.

The following table sets out the Company's actual capital cash expenditures.

$000's	2001	2000
Land	$ 5,019	$ 2,435
Seismic	3,867	1,696
Drilling and equipping	16,881	17,055
Facilities and flowlines	10,213	5,157
Corporate	64	108
	36,044	26,451
Acquisitions	19,980	4,274
	$ 56,024	$ 30,725

Liquidity and Capital Resources

KeyWest achieved higher year-end reserves and production levels with the $56 million capital program. The 2001 capital program was financed 44% from cash flow and 56% from the credit facility. The Company's year end debt and working capital deficiency of $33.7 million is less than 1.4 times trailing annual cash flow.

During the fourth quarter, KeyWest issued 2.25 million common shares (100% Cdn. tax flow-through) for proceeds of $4.3 million net of issue expenses. Pursuant to the flow-through share agreements, KeyWest committed to spending $4.5 million on qualifying exploration drilling and seismic prior to December 31, 2002.

Pursuant to its normal course issuer bid, the Company repurchased and cancelled 1,579,900 (2000 – 1,347,500) common shares at a cost of $2.8 million (2000 – $1.6 million). The Company believes that when the underlying value of its common shares is not reflected in market price, the share purchase program provides value by reducing the number of common shares outstanding. The Company anticipates making share repurchases under its issuer bid during 2002 which will be funded from cash flow.

Capital expenditures of $36 million for 2002 will be funded by cash flow and credit facility borrowings. Forecasted 2002 year-end debt is $45.5 million which will be below the Company's guidelines of limiting its debt to less than two times estimated cash flow. The Company's current borrowing facility is $60 million.

Share Information

As at December 31, 2001 there were 49,364,381 shares issued and outstanding which represents a minor increase of 2% over the number of shares outstanding from the previous year. The weighted average number of shares outstanding for 2001 was 47,628,384. KeyWest's shares trade on the Toronto Stock Exchange under the symbol KWE.

Stock Market Performance ($ per share)



$2.50
$2.00
$1.50
$1.00
$0.50
J A S O N D J F M A M J J A S O N D J F M A M J J A S O N D J F M
1999
2000
2001
2002
1,500
1,200
900
600
300
0

Weekly Volumes (000's)

Business Risks

KeyWest operates in a business environment that is subject to numerous risks, some of which are within the Company's ability to manage and some of which are beyond its control. By adhering to its effective business strategies, KeyWest can manage those risks within its control and partially mitigate the risks that are associated with the industry.

The prospect of finding oil and gas reserves in commercial quantities is inherently uncertain, and significant financial resources must be employed before production can be brought onstream. To minimize this risk, KeyWest has employed a team of highly qualified explorationists to generate low to medium risk prospects in areas commensurate with the financial resources of the Company. The Company focuses on exploring new areas to find oil and gas and to this end, extensive geological and geophysical analysis is performed prior to drilling. Once an area is targeted, the Company strives to build an extensive land base and maintain high working interests in its prospects.

KeyWest also mitigates its risk by employing a technically strong team of engineers to evaluate and acquire core properties which have exploitation potential. A significant amount of the Company's drilling is to exploit acquisitions. The Company also strives to reduce outside risk by operating most of its production.

Where capital resources are concerned, the Company strives to maintain a balance between the use of cash flow, equity markets and debt. Since equity markets are somewhat limited at this time, the 2002 capital program will be funded with cash flow and debt. While the Company currently has significant unused credit lines, it does not intend to allow its debt to exceed two times cash flow.

Once reserves are brought on stream, there are risks associated with transportation and markets for oil and gas, especially for a junior oil and gas company. To reduce these risks, KeyWest markets its oil and gas through several purchasers. In addition, KeyWest maintains a portfolio of both oil and gas assets to minimize the risks associated with changing market conditions.

Commodity price volatility is also a significant risk to oil and gas producers. Prices for oil and gas are related to conditions beyond the Company's control such as worldwide supply and demand, competition, the US dollar exchange rate and weather related seasonal changes in demand. KeyWest maximizes cash netbacks by working to reduce its operating costs and being as efficient as possible in terms of general and administrative expenses. From time to time the Company also uses fixed price contracts and financial products to mitigate the risk of price volatility.

The industry is subject to extensive regulations imposed by governments related to the protection of the environment. Environmental legislation in Western Canada has undergone major revisions resulting in more stringent environmental and compliance standards in recent years. The Company is committed to operating in a manner that meets or exceeds the required standards and compliance guidelines. In addition, the Company strives to minimize the impact of its activities on the environment by using the best available technologies.

Quarterly Review

($000's except per share amounts)

2001	Gross Production Revenue	Cash Flow From Operations	Cash Flow Per Share [1]	Earnings	Earnings Per Share [1]
Q1	$ 14,200	$ 8,745	$ 0.18	$ 3,571	$ 0.07
Q2	11,931	6,839	0.14	2,875	0.06
Q3	11,697	6,307	0.13	1,990	0.04
Q4	7,369	3,194	0.07	581	0.01
Total	$ 45,197	$ 25,085	$ 0.53	$ 9,017	$ 0.19
2000					
Q1	$ 4,880	$ 2,707	$ 0.06	$ 848	$ 0.02
Q2	6,049	3,652	0.08	1,359	0.03
Q3	7,909	5,024	0.11	2,031	0.04
Q4	11,803	6,248	0.13	2,719	0.05
Total	$ 30,641	$ 17,631	$ 0.37	$ 6,957	$ 0.15

1 The sum of the quarterly per share amounts may not necessarily equal the annual per share amounts due to the different weightings of shares issued during the year.

Four Year Review

	2001	2000	1999	1998
Operating				
Production				
Oil – bopd	2,922	1,489	376	–
Gas – mcf/d	8,206	6,893	2,763	–
Product Prices				
Oil – $/bbl	$ 26.81	$ 31.52	$ 26.23	–
Gas – $/mcf	$ 5.11	$ 5.37	$ 3.14	–
Reserves				
Oil – mbbls	12,915	7,510	3,790	–
Gas – mmcf	34,007	21,877	18,060	–
Drilling Activity				
Oil wells	18	27	7	–
Gas wells	14	4	5	–
Service wells	2	4	–	–
Dry	11	10	3	–
Total wells	45	45	15	–
Net wells	38	42	13	–
Undeveloped Lands				
Net acres	88,513	58,938	25,504	–
Financial (000's except per share numbers)				
Gross production revenue	$45,197	$ 30,641	$ 6,783	–
Cash flow from operations	$25,085	$ 17,631	$ 3,692	$ (30)
per share (basic)	$ 0.53	$ 0.37	$ 0.10	$ (0.01)
Earnings	$ 9,017	$ 6,957	$ 1,898	$ (147)
per share (basic)	$ 0.19	$ 0.15	$ 0.05	$ (0.01)
Average shares outstanding	47,628	47,423	37,782	18,938
Capital expenditures				
Exploration & development	$36,044	$ 26,451	$ 8,689	$ 9
Acquisitions	$19,980	$ 4,274	$ 20,560	$ –
Working capital (deficiency)	$ (2,783)	$ (4,751)	$ 7,752	$ 19,936
Long-term debt	$30,908	$ –	–	–
Shareholders' equity	$50,995	$ 41,632	$ 35,203	$ 19,972

Management's Report

Management is responsible for the preparation of the consolidated financial statements and the consistent presentation of all other financial information in the annual report. The integrity of the consolidated financial statements is the responsibility of management and, to this end, management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to produce reliable accounting records.

External auditors appointed by the shareholders have conducted an independent examination of the consolidated financial statements. Their report is presented below. The Audit Committee, consisting of external directors, has reviewed these statements with management and the auditors and has reported to the Board of Directors. The Board has approved the consolidated financial statements of KeyWest which are contained in this annual report.

Harold V. Pedersen	Carrie L. McLauchlin
President	Chief Financial Officer

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of KeyWest Energy Corporation as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
March 6, 2002

Consolidated Balance Sheets

As at December 31	2001	2000
Assets		
Current assets:		
Receivables	$ 5,348,233	$ 6,530,403
Capital assets (note 3)	99,638,139	54,071,629
	$ 104,986,372	$ 60,602,032
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ –	$ 871,185
Accounts payable and accrued liabilities	8,131,594	10,410,715
	8,131,594	11,281,900
Long-term debt (note 4)	30,907,821	–
Provision for site restoration	990,158	443,488
Future taxes (note 7)	13,962,144	7,244,644
Shareholders' equity		
Share capital (note 5)	35,788,333	33,805,297
Retained earnings	15,206,322	7,826,703
	50,994,655	41,632,000
	$ 104,986,372	$ 60,602,032

See accompanying notes to financial statements.

On behalf of the Board:

Director
Harold V. Pedersen

Director
Mary C. Blue

Consolidated Statements of Production, Operations and Retained Earnings

Years ended December 31	2001	2000
Production:		
Oil (mbbls)	1,067	544
Gas (mmcf)	2,995	2,516
Operations:		
Revenue:		
Oil and gas production	$ 45,197,227	$ 30,641,470
Royalties	(8,560,388)	(7,051,028)
Interest and other	–	152,698
	36,636,839	23,743,140
Expenses:		
Operating	7,531,762	3,876,387
General and administrative	2,677,601	2,013,630
Interest	941,983	25,202
Depletion and depreciation	10,457,795	5,736,749
Site restoration	657,899	317,801
	22,267,040	11,969,769
Earnings before taxes	14,369,799	11,773,371
Taxes (note 7):		
Current	400,000	196,938
Future	4,953,000	4,619,178
	5,353,000	4,816,116
Earnings	9,016,799	6,957,255
Retained earnings:		
Retained earnings, beginning of year	7,826,703	1,540,569
Share repurchases (note 5)	(1,637,180)	(671,121)
Retained earnings, end of year	$ 15,206,322	$ 7,826,703
Weighted average number of common shares outstanding	47,628,384	47,423,114
Earnings per share – basic	$ 0.19	$ 0.15
– diluted	$ 0.18	$ 0.14

See accompanying notes to financial statements.

Consolidated Statements of Cash Flows

Years ended December 31		2001		2000
Cash provided by (used in):				
Operating:				
Earnings for the year	$	9,016,799	$	6,957,255
Items not affecting cash:				
Depletion and depreciation		10,457,796		5,736,749
Site restoration		657,899		317,801
Future taxes		4,953,000		4,619,178
Cash flow from operations		25,085,494		17,630,983
Change in non-cash working capital (note 8)		102,288		(2,451,265)
		25,187,782		15,179,718
Financing:				
Common shares issued, net of share issue costs (note 5)		4,865,622		138,587
Increase in long-term debt		30,907,821		–
Shares acquired and cancelled (note 5)		(2,755,266)		(1,629,659)
		33,018,177		(1,491,072)
Investing:				
Oil and gas property acquisitions		(19,980,604)		–
Corporate acquisition (note 2)		–		(1,870,753)
Expenditures on capital assets		(36,043,702)		(26,451,477)
Site restoration expenditures		(111,229)		–
Change in non-cash working capital		(1,199,239)		3,039,621
		(57,334,774)		(25,282,609)
Increase (decrease) in cash		871,185		(11,593,963)
Cash position, beginning of year		(871,185)		10,722,778
Cash position, end of year	$	–	$	(871,185)
Cash flow per share – basic	$	0.53	$	0.37
– diluted	$	0.51	$	0.36

Cash position includes cash and term deposits net of bank indebtedness.

See accompanying notes to financial statements.

Keywest Energy Corporation ("KeyWest" or the "Company") is engaged in the acquisition, exploration, development and production of oil and gas resources in western Canada. The consolidated financial statements include the accounts of KeyWest Energy Corporation and Viewpoint Resources Ltd., a wholly owned subsidiary, and have been prepared in accordance with generally accepted accounting principles in Canada. In all material respects, these accounting principles are generally accepted in the United States except as described in Note 10.

1. Significant accounting policies:

(a) Joint interest operations:

A portion of the Company's exploration, development and production activities are conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

(b) Petroleum and natural gas operations:

The Company follows the full cost method of accounting for petroleum and natural gas operations, whereby all costs of exploring for and developing petroleum and natural gas reserves are capitalized. Costs include land acquisition costs, geological and geophysical charges, carrying charges on non-productive properties and costs of drilling both productive and non-productive wells. General and administrative costs are not capitalized other than to the extent of the Company's working interest in operated capital expenditure programs on which operator's fees have been charged equivalent to standard industry operating agreements.

The costs in each cost centre, including the costs of well equipment, are depleted and depreciated using the unit-of-production method based on the estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent barrels of crude oil based on relative energy content of 6 to 1. The costs of acquiring and evaluating significant unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

Gas plants and related facilities are depreciated on a straight-line basis over their useful lives, currently estimated to be 15 years.

The capitalized costs less accumulated depletion and depreciation in each cost centre are limited to an amount equal to the estimated future net revenue from proved reserves (based on prices and costs at the balance sheet date) plus the cost (net of impairments) of unproved properties. The total capitalized costs less accumulated depletion and depreciation, site restoration provision and future income taxes of all cost centres is further limited to an amount equal to the future net revenue from proved reserves plus the cost (net of impairments) of unproved properties of all cost centres less estimated future site restoration costs, general and administrative expenses, financing costs and income taxes.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion and depreciation.

The resource expenditure deductions related to exploratory activities funded by flow through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized and share capital is reduced by the estimated tax cost of the renounced expenditures.

(c) **Future site restoration costs:**
Estimated future site restoration costs are provided for on the unit-of-production method based on the estimated proved reserves before royalties. Costs are based on estimates in accordance with current legislation and industry practices. Actual site restoration expenditures are charged to the accumulated provision account as incurred.

(d) **Office furniture and equipment:**
Depreciation of office furniture and equipment is provided using the straight-line method based on estimated useful lives.

(e) **Stock based compensation plans:**
Consideration paid by employees or directors on the exercise of stock options under the employee stock option plan is recorded as share capital. The Company does not recognize compensation expense on the issuance of employee stock options because the exercise price equals the market price on the day of the grant. The Company matches employee contributions to a stock savings plan and these cash payments are recorded as compensation expense.

(f) **Income taxes:**
The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(g) **Foreign currency translation:**
Monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at year-end while non-monetary assets and liabilities are translated at historical rates of exchange. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation gains and losses are included in income except for unrealized gains and losses on long-term monetary items which are deferred and amortized over their remaining term.

(h) **Per share amounts:**

Basic earnings and cash flow from operations per common share are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding for the period. Dilution per share reflects the potential dilution that could occur if securities or other contracts to issue common shares, including stock options, were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

(i) **Financial instruments:**

The Company periodically uses certain financial instruments to hedge its exposure to commodity price and foreign exchange fluctuations on a portion of its petroleum and natural gas production. Gains and losses on these transactions are reported as adjustments to revenue when related production is sold.

(j) **Use of estimates:**

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(k) **Comparative figures:**

Certain prior period figures have been reclassified to conform with the current financial statement presentation.

2. Acquisitions:

On September 1, 2000, the Company issued 1,818,186 common shares with a fair value of $1,854,550 (based on an average trading share price of the common shares prior to the acquisition) and cash consideration of $1,870,753 in exchange for all the issued and outstanding shares of Viewpoint Resources Ltd., a private oil and gas company. This transaction is accounted for by the purchase method with the results of the operations of Viewpoint included from September 1, 2000.

Net assets acquired:	
Working capital deficiency	$ (171,212)
Capital assets	6,788,861
Provision for future site restoration	(48,087)
Future taxes	(2,694,259)
	$ 3,875,303

Consideration paid:	
1,818,186 common shares	$ 1,854,550
Cash	1,870,753
Acquisition costs	150,000
	$ 3,875,303

3. Capital assets:

	2001		2000	
	Cost	Accumulated depletion and depreciation	Cost	Accumulated depletion and depreciation
Petroleum and natural gas properties, including well equipment	$114,883,202	$ 17,349,863	$ 58,922,492	$ 7,134,871
Gas plants and related facilities	2,339,233	415,949	2,339,233	260,000
Office furniture and equipment	366,025	184,509	302,430	97,655
	$117,588,460	$ 17,950,321	$ 61,564,155	$ 7,492,526
Net book value		$ 99,638,139		$ 54,071,629

At December 31, 2001, petroleum and natural gas properties included $5.1 million (2000 – $1.3 million) relating to unproved properties that have been excluded from depletion and depreciation calculations. Future development costs of proven undeveloped reserves of $8.4 million (2000 – $5.2 million) are included in depletion and depreciation calculations.

Future site restoration costs to be expensed over the life of remaining proved reserves are estimated to be $7.9 million at December 31, 2001 (2000 – $4.2 million).

4. Long-term debt:

The Company has a $60 million production loan facility available with a major Canadian bank. Pursuant to the terms of the agreement, any amounts owing will revolve until March 31, 2002 and for a further period of 364 days thereafter at the request of the Company and with the consent of the bank. During the revolving phase, the loan has no specific terms of repayment. Loans under the facility may be made by way of prime based loans or by way of bankers' acceptances for which a stamping fee of 1.15% per annum is levied. A standby fee of 0.2% per annum is levied on the unused portion of the facility.

Upon the expiration or termination of the revolving phase of the loan, any balance outstanding on the loan converts to a three year term loan, repayable in twelve equal quarterly repayments. During the term loan phase, interest rates and stamping fees will increase 0.5% from those during the revolving phase.

The facility is secured by a $75 million first floating charge demand debenture over all of the Company's assets.

5. Share capital:

The Company is authorized to issue an unlimited number of common shares together with an unlimited number of preferred shares issuable in series.

Common shares issued and outstanding:	Number of Shares	Assigned value
Balance, December 31, 1999	47,414,879	$ 33,662,698
Shares issued on acquisition (note 2)	1,818,186	1,854,550
Shares acquired and cancelled (b)	(1,347,500)	(958,538)
Exercise of warrants (c)	199,010	201,001
Exercise of stock options (d)	76,000	53,450
Future tax effect on flow-through shares	–	(892,000)
Share issue costs, net of future tax	–	(115,864)
Balance, December 31, 2000	48,160,575	$ 33,805,297
Private placement of flow-through shares, net of future tax (a)	2,250,000	2,665,000
Shares acquired and cancelled (b)	(1,579,900)	(1,118,086)
Exercise of warrants (c)	296,040	325,644
Exercise of stock options (d)	237,666	211,663
Share issue costs, net of future tax	–	(101,185)
Balance, December 31, 2001	**49,364,381**	**$35,788,333**

Warrants and options outstanding:	2001	2000
Share Purchase Options	4,251,334	4,184,000
Underwriters' Warrants (c)	–	296,040

(a) In December 2001, the Company issued 2,250,000 common shares at $2.00 per share for proceeds of $4,500,000. Under the terms of the private placement, $4,500,000 is required to be expended on qualifying exploration drilling and seismic prior to December 31, 2002.

(b) The Company has established a normal course issuer bid that will enable the Company to repurchase up to 4,139,626 of its issued and outstanding common shares on the open market through the facilities of the Toronto Stock Exchange. Shares acquired under the bid will be cancelled and the bid will terminate on October 22, 2002. A previous normal course issuer bid terminated on October 22, 2001. During the year ended December 31, 2001, the Company repurchased and cancelled 1,579,900 (2000 – 1,347,500) common shares at a cost of $2,755,266 (2000 – $1,629,659). The excess of the cost of the shares over their assigned value was allocated to retained earnings.

(c) The Company issued 495,050 underwriters' warrants in connection with the sale of the special warrants in December 1999. In September 2000, 199,010 shares were issued on exercise of these warrants for proceeds of $201,001; the remaining 296,040 warrants were exercised in July 2001 for proceeds of $325,644.

(d) Pursuant to the Officers, Directors and Employees Stock Option Plan ("the Plan"), the Company can reserve for issuance and grant stock options to a maximum of 4,730,000 shares on a cumulative basis. Options granted under the Plan have a term of five years to expiry and vest equally over a three year period starting on the first anniversary date of the grant. The exercise price of each option equals the market price of the Company's common shares on the date of the grant. At December 31, 2001, 4,251,334 options with exercise prices between $0.65 and $1.81 were outstanding and exercisable at various dates to the year 2006.

A summary of the status of the Plan at December 31, 2001 and 2000, and changes during the years ended on those dates is presented below:

	2001		2000	
	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price
Stock options, beginning of year	4,184,000	$0.91	3,280,000	$0.78
Granted	655,000	$1.84	1,350,000	$1.22
Exercised	(237,666)	$0.89	(76,000)	$0.70
Cancelled	(350,000)	$1.60	(370,000)	$0.97
Stock options, end of year	4,251,334	$0.99	4,184,000	$0.91
Exercisable, end of year	2,422,999	$0.80	1,359,333	$0.73

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Options Outstanding at December 31, 2001			Options Exercisable at December 31, 2001	
	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Range of Exercise Prices					
$0.65 to $0.90	2,240,667	1.69	$0.68	1,863,999	$0.69
$0.90 to $1.15	1,190,667	3.33	$1.13	454,000	$1.11
Over $1.15	820,000	4.33	$1.59	105,000	$1.42
$0.65 to $1.81	4,251,334	2.66	$0.99	2,422,999	$0.80

In addition to the Plan, the Company initiated an employee stock purchase plan in 1999 which is available to all permanent employees. Under the terms of the stock purchase plan, qualifying employees may contribute up to ten percent of basic annual earnings and the Company matches these contributions. The contributions are administered by a local investment firm that purchases shares on behalf of the employees on the open market. The Company's share of contributions is recorded as compensation expense and amounted to $168,808 in 2001 (2000 – $117,446).

6. Per share amounts:

In computing diluted earnings and cash flow from operations per share, 1.9 million shares were added to the weighted average number of common shares outstanding during the year ended December 31, 2001 (2000 – 1.2 million) for the dilutive effect of employee stock options and warrants. No adjustments were required to reported earnings or cash flow from operations in computing diluted per share amounts.

7. Taxes:

The future income tax liability includes the following temporary differences:

	2001	2000
Oil and gas properties	$ 14,603,476	$ 7,720,517
Site restoration	(320,118)	(148,347)
Share issue costs	(321,214)	(327,526)
	$ 13,962,144	$ 7,244,644

The provision for current and future income taxes differs from the amount computed by applying the combined federal and provincial tax rates to earnings before income taxes. The difference results from the following:

	2001	2000
Earnings before taxes	$ 14,369,799	$ 11,773,371
Combined federal and provincial tax rate	43.1%	44.6%
Computed "expected" tax	6,193,383	5,250,923
Increase (decrease) in taxes resulting from:		
Non-deductible crown charges net of royalty tax credits	1,723,709	1,717,243
Resource allowance	(2,905,096)	(2,388,370)
Capital taxes and resource surcharges	400,000	196,938
Reduction in enacted tax rates	(259,313)	–
Non-deductible expenses	40,833	39,382
Other	159,484	–
Reported income taxes	$ 5,353,000	$ 4,816,116

8. Change in non-cash working capital:

	2001	2000
Receivables	$ 1,182,170	$ (3,794,584)
Accounts payable and accrued liabilities	(2,279,121)	4,704,151
	(1,096,951)	909,567
Non-cash working capital – operating	$ 102,288	$ (2,451,265)
Non-cash working capital – investing	(1,199,239)	3,039,621
Non-cash working capital – acquired in acquisition	–	321,211
	$ (1,096,951)	$ 909,567

9. Financial instruments:

The financial instruments included in the balance sheets are comprised of accounts receivable, accounts payable and accrued liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments and the market rate of interest applied to the long-term debt.

All of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk.

Counter-parties to the financial instruments expose the Company to losses in the event of non-performance. The Company deals with major institutions and does not anticipate non-performance by counter-parties.

In 2001, oil and gas production revenue was increased by $1.3 million (2000 – $ nil) due to commodity and foreign exchange hedging activities. The Company had the following financial hedging positions outstanding at December 31, 2001:

Instrument	Position Hedged	Pricing	Term
AECO Natural Gas			
Costless Collars:	2,000 GJ per day	$3.00-$3.75	November 2001-March 2002
	2,000 GJ per day	$3.10-$3.65	November 2001-March 2002
	1,000 GJ per day	$3.10-$4.10	December 2001-March 2002
	1,000 GJ per day	$3.25-$3.85	January 2001-March 2002

Based on posted rates for similar contracts at December 31, 2001, the estimated fair value of the contracts is nominal.

In December 2000 the Company entered into a crude oil basis swap to fix the differential price (West Texas Intermediate to Bow River, Alberta) on 500 barrels of oil per day at $8.25 US per barrel for fiscal 2001. At December 31, 2000, had the contracts been settled on that date, a gain of $1.7 million would have been realized.

In addition, the Company entered into a foreign exchange rate swap agreement for the 2001 fiscal year. The contract was $500,000 US per month at a discount rate of $1.515 Cdn./US or $0.66 US/Cdn. The estimated fair value at December 31, 2000 approximated contract value.

10. Reconciliation to United States generally accepted accounting principles ("US GAAP"):

The Company follows accounting principles generally accepted in Canada which differ in certain respects from those applicable in the United States and from practices prescribed by the Securities and Exchange Commission (SEC). The significant differences in accounting principles and practices that could effect the reported earnings are as follows:

- The Company would be required to perform an SEC prescribed ceiling test. In determining the limitation on capitalized costs, SEC rules require a 10 percent discounting of after-tax future net revenues from production of proved oil and gas reserves. To date, application of the SEC prescribed test has not resulted in a write-down of capitalized costs.

- The Company finances a portion of its activities with flow-through share issues whereby the tax deductions on expenditures are renounced to the share subscribers. The estimated cost of the tax deductions renounced to shareholders has been reflected as a reduction of the stated value of the shares. The SEC requires that when the qualifying expenditures are incurred and renounced to the shareholders the estimated tax cost of the renunciation is reflected as a tax expense.

- The Company has designated, for Canadian GAAP purposes, its derivative financial instruments as hedges of anticipated revenue and expenses. In accordance with Canadian GAAP, payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction. The fair value of contracts deemed to be hedges are not reflected in the financial statements.

  Effective January 1, 2001, for US GAAP purposes, the Company adopted the provisions of Statement of Financial Standards ("SFAS") No 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended by SFAS No 137 & 138). The statement, as amended, established accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value, and that changes in the fair value be recognized currently in earnings unless specific hedge accounting criteria are met, including formal documentation requirements. The standard has been applied prospectively.

Reconciliation of the reported earnings as a result of the difference between Canada and the United States accounting principles in accounting for the estimated tax cost of the renunciations for the year ended December 31, 2001 and 2000 are as follows:

	2001	2000
Earnings for the period, as reported	$ 9,016,799	$ 6,957,255
Estimated tax cost of the renunciation of tax benefits on expenditures	(1,835,000)	(892,000)
Earnings for the period in accordance with United States Accounting Principles	$ 7,181,799	$ 6,065,255
Earnings per share – basic	$ 0.15	$ 0.13
– diluted	$ 0.15	$ 0.12

Corporate Information

Directors

Ronald L. Belsher [1,2]
Calgary, Alberta

Mary C. Blue
Executive Vice-President
Calgary, Alberta

David Crevier [1,3]
Corporate Secretary
Montreal, Quebec

Alain Lambert [2]
Montreal, Quebec

Hugh Mogensen
Chairman
Victoria, B.C.

Harold V. Pedersen [2]
President
Calgary, Alberta

Lyle D. Schultz [3]
Calgary, Alberta

J. Ronald Woods [1,3]
Toronto, Ontario

1 Audit & Reserves Committee
2 Compensation Committee
3 Corporate Governance Committee

Management

Harold V. Pedersen
President

Mary C. Blue
Executive Vice-President

Steve Sugianto
Vice-President,
Engineering & Corporate
Development

Bruce M. Beynon
Vice-President, Exploration

Carrie McLauchlin
Vice-President, Finance
& Chief Financial Officer

Darwyn Miles
Southern Engineering Manager

Thom Vysohlid
Land Manager

Ruth A. DeGama
Manager Production Services

Head Office

1200, 520 - 5 Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 261-2766
Facsimile: (403) 234-9637

Website: www.keywestenergy.com

Subsidiary:
Viewpoint Resources Ltd.

Stock Exchange Listing

Toronto Stock Exchange
Trading Symbol: KWE

Registrar and Transfer Agent
Computershare Trust
Company of Canada,
Calgary, Alberta

Bankers
Canadian Imperial Bank
of Commerce
Oil & Gas Group,
Calgary, Alberta

Auditors
KPMG LLP,
Calgary, Alberta

Evaluation Engineers
Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

Solicitors
Burnet, Duckworth & Palmer
Calgary, Alberta

Colby, Monet, Demers,
Delage & Crevier,
Montreal, Quebec

KeyWest Energy Corporation

Creative Development by Rivard Communications Inc.
Printed in Canada by Quebecor World Calgary

KEYWEST
ENERGY CORPORATION

1200, 520 - 5 Avenue S.W, Calgary, Alberta T2P 3R7
Telephone: (403) 261-2766 Facsimile: (403) 234-9637
Website: www.keywestenergy.com